QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Bausch & Lomb Incorporated
(Name of Subject Company (issuer))

Bausch & Lomb Incorporated
(Name of Filing Person (offeror))

Floating Rate Convertible Senior Notes due 2023
(Title of Class of Securities)

071707AJ2 and 071707AK9
 (CUSIP Number of Class of Securities)

Robert B. Stiles, Esq.
Senior Vice President and General Counsel
Bausch & Lomb Incorporated
One Bausch & Lomb Place
Rochester, New York 14604-2701
(585) 338-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Deborah McLean Quinn Nixon Peabody LLP Clinton Square P.O. Box 31051 Rochester, New York 14603-1051 (585) 263-1307	Edward S. Best Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 701-7100

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee
$204,560,000	$25,917.75

(a)
Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the Registrant's Floating Rate Convertible Senior Notes due 2023 in secondary market transactions on November 11, 2004, as reported to the Registrant, reduced by an exchange fee of $2.50 for each $1,000 principal amount at maturity. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$25,917.75	Filing Party:	Bausch & Lomb Incorporated
Form or Registration No.:	Form S-4 (333-120483)	Date Filed:	November 15, 2004
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Bausch & Lomb Incorporated (the "Company"), a New York corporation, to exchange $1,000 original principal amount of the Company's 2004 Senior Convertible Securities due 2023 (the "New Securities") and an exchange fee of $2.50 for each $1,000 original principal amount of validly tendered and accepted outstanding Floating Rate Convertible Senior Notes due 2023 of the Company (the "Old Notes") upon the terms and subject to the conditions contained in the prospectus dated November 15, 2004 (as may be amended and supplemented from time to time, the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's Registration Statement on Form S-4 (File No. 333-120483), dated the date hereof (the "Registration Statement") and are incorporated herein by reference.

        This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.    Summary Term Sheet.

        The information under the heading "Summary" in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name of the issuer of the New Securities is Bausch & Lomb Incorporated. The address of the principal executive offices of Bausch & Lomb Incorporated is One Bausch & Lomb Place, Rochester, New York 14606. Its telephone number is (585) 338-6000. The information under the headings "Forward-Looking Statements" and "Bausch & Lomb Incorporated" in the Prospectus are incorporated herein by reference.

        (b)    Securities.    This Schedule TO relates to the offer by the Company to exchange $1,000 original principal amount of its New Securities and an exchange fee of $2.50 for each $1,000 original principal amount of validly tendered and accepted outstanding Old Notes. The information set forth under the headings "Summary—Material Differences Between the Old Notes and the New Securities" and "Description of the New Securities" in the Prospectus is incorporated herein by reference. As of November 15, 2004, there were $160,000,000 aggregate principal amount of the Old Notes outstanding.

        (c)    Trading Market and Price.    The Old Notes which have not been sold pursuant to the Company's resale Registration Statement on Form S-3 (No. 333-110094) are traded on the PORTAL market. The Old Notes which have been transferred under the resale registration statement are traded in the over-the-counter market. Set forth below are the high and low sales prices for the Old Notes based on each $1,000 original principal amount for each quarterly period for the fiscal quarters ended on December 25, 2004 (through November 8, 2004), September 25, 2004, June 26, 2004, March 27,

2004, December 27, 2003, and September 27, 2003, as reported on the TRACE system. The Old Notes were issued on August 4, 2003.

	HIGH	LOW
Year Ending on December 25, 2004
4th Quarter (through November 8, 2004)	$1,366.65	$1,238.93
3rd Quarter	$1,376.73	$1,272.50
2nd Quarter	$1,367.40	$1,269.71
1st Quarter	$1,271.70	$1,163.79
Year Ending on December 27, 2003
4th Quarter	$1,176.48	$1,082.54
3rd Quarter*	$1,094.11	$1,000.00

*
From issuance on August 4, 2003

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    This is an issuer tender offer. The information set forth in Item 2(a) above and under the heading "Bausch & Lomb Incorporated" in the Prospectus is incorporated herein by reference in answer to Item 3 of this Schedule TO. The Company is the filing person.

Item 4.    Terms of the Transaction.

(a)    Material Terms.

        (1)    Tender offers.

            (i)-(iii), (v)-(viii), (x), (xii) The information under the headings "Summary—Material Differences Between the Old Notes and the New Securities," "Summary—The Exchange Offer," "Description of the New Securities," "Material U.S. Federal Income Tax Considerations" and "The Exchange Offer" in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

            (iv), (ix), (xi) Not applicable.

        (2)    Mergers and Similar Transaction.    Not applicable.

(b)    Purchases.    To the best knowledge of the Company, no Old Notes are to be purchased from any officer, director or affiliate of the Company.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving Subject Company's Securities.    Not Applicable.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth under the headings "Summary" and "The Exchange Offer" in the Prospectus is incorporated herein by reference.

        (b)    Use of Securities Acquired.    Any Old Notes submitted for exchange will be canceled and retired.

        (c)    Plans.    Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        The consideration for the Old Notes to be purchased by the Company is the issuance of $1,000 original principal amount of New Securities and an exchange fee of $2.50 for each $1,000 original principal amount of Old Notes. The total consideration required to purchase all of the outstanding Old Notes is New Securities in the original principal amount of $160,000,000 and $400,000. The exchange fee will be paid from the Company's working capital.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    To the best knowledge of the Company, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

        (b)    Securities Transactions.    To the best knowledge of the Company, none of the persons referenced in this item have engaged in any transactions in the Old Notes during the 60 days preceding the date of this Schedule TO.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information under the subheadings "Summary—The Exchange Offer—Dealer Manager", "Summary—The Exchange Offer—Exchange Agent", "Summary—The Exchange Offer—Information Agent" and "The Exchange Offer—Fees and Expenses" in the Prospectus is incorporated herein by reference in answer to Item 9 of this Schedule TO.

Item 10.    Financial Statements.

        (a) Financial information.

          (1)   The information on pages 30 through 65 in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 2003 is incorporated herein by reference.

          (2)   The information on pages 2 through 34 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 25, 2004 is incorporated herein by reference.

          (3)   The information in the Prospectus under the headings "Summary-Ratio of Earnings to Fixed Charges" and "Ratio of Earnings to Fixed Charges" and in Exhibit 12 to the Registration Statement is incorporated herein by reference.

        (b)    Pro forma information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, regulatory requirements and legal proceedings.

    (1)
    None.

    (2)
    The Company is required to comply with federal and state securities laws and tender offer rules.

    (3)
    Not applicable.

    (4)
    Not applicable.

    (5)
    None.

        (b)    Other Material Information.    Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated November 15, 2004 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Form of Letter of Transmittal filed herewith.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 of the Registration Statement).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 of the Registration Statement).
(a)(1)(v)	Form of Letter to Customers (incorporated by reference to Exhibit 99.5 of the Registration Statement).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).
(a)(5)	None.
(b)	None.
(c)	None.
(d)	Dealer Manager Agreement, dated November 15, 2004, between the Company and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 99.1 of the Registration Statement).
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Tax Opinion of Nixon Peabody LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.    Information required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bausch & Lomb Incorporated
By:	/s/ STEPHEN C. MCCLUSKI Name: Stephen C. McCluski Title: Senior Vice President and Chief Financial Officer

Dated: November 15, 2004

QuickLinks

SIGNATURE